Exhibit 12.1

DAVE & BUSTER’S, INC.

COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGES

(dollars in thousands, except ratios)

	Twenty-Six Weeks Ended August 3, 2008	Twenty-Six Weeks Ended August 5, 2007
Income (loss) before provision for income taxes	$9,126	$(3,560)
Add: Total fixed charges (per below)	19,318	20,809
Less: Capitalized interest	244	112

Total income before provision for income taxes, plus fixed charges, less capitalized interest	28,200	17,137

Fixed charges:
Interest expense (1)	12,284	14,151
Capitalized interest	244	112
Estimate of interest included in rental expense (2)	6,790	6,546

Total fixed charges	$19,318	$20,809
Ratio of earnings to fixed charges (3)	1.46x	.82x

(1)	Interest expense includes interest in association with debt and amortization of debt issuance costs.
(2)	Fixed charges include our estimate of interest included in rental payments (one-third of rent expense under operating leases).
(3)	Earnings for the twenty-six ended August 5, 2007 were insufficient to cover the fixed charges by $3,672.